NEWS RELEASE

ELD No. 08-02

TSX: ELD  AMEX: EGO

February 11, 2008

Kisladag Mine Update

VANCOUVER, BC – Eldorado Gold Corporation (the “Company”) today announced that a decision has been reached relating to the Kisladag EIA (Environmental Impact Assessment).  This decision was rendered by the 6th Department of the High Administrative Court in Ankara on February 6, 2008.

The High Administrative Court has concluded that the existing expert reports prepared for the Lower Administrative Court were insufficient to make either a positive or negative decision on the merits of the case.  The case will now be returned to the Lower Administrative Court where it is most probable that a new expert committee will be assigned to review the case.

The temporary injunction which was placed by the High Administrative Court and resulted in the temporary closure of the mine, automatically expires with the decision on the case.

The Company will be in consultation with the Co-defendant, the Turkish Ministry of Environment and Forestry (“MOEF”) regarding the next steps in the legal process.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the Kisladag Mine and the Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

 /s/Paul N. Wright

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call today at 1:30 pm PT (4:30 pm ET).  You may participate in the conference call by dialing 416-641-6117 in Toronto or 1-866-223-7781 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until February 18, 2008 by dialing 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code: 3252596#.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Paul Wright, President & CEO or

Earl Price, Chief Financial Officer

Eldorado Gold Corporation

Phone: 604.687-4018 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email info@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com